UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-37593

BORQS TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Office B, 21/F, Legend Tower, 7 Shing Yip Street

Kwun Tong, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Submission of Matters to a Vote of Security Holders

On December 18, 2023, Borqs Technologies, Inc. (the “Company”) held its 2023 Annual General Meeting of Shareholders (the “Annual Meeting”) in New York, New York, United States.

At the Annual Meeting, the shareholders of the Company voted:

•	To elect two Class II directors to serve until the 2026 Annual General Meeting of Shareholders or until the successor is elected and qualified or until the earlier resignation or removal; and

•	To ratify the appointment of YU Certified Public Accountant PC, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023.

The nominees were elected as Class II directors with the following vote:

Nominee	For	Withheld
Heung Sang Addy (Dexter) Fong	6,033,689	177,599
Shizhu (Steve) Long	6,033,784	177,504

The appointment of YU Certified Public Accountant PC, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023, was ratified with the following vote:

For	Against	Abstain
6,064,046	141,701	5,541

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BORQS TECHNOLOGIES INC.
(registrant)

Dated: December 19, 2023	By:	/s/ Henry Sun
Henry Sun
Chief Financial Officer